CUSIP No. 942749 10 2                  13G                          Page 1 of 24
          -----------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No. 18)*

                         WATTS WATER TECHNOLOGIES, INC.
                         ------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.10 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   942749 10 2
                                   -----------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 942749 10 2                  13G                          Page 2 of 24
          -----------


--------------------------------------------------------------------------------
1.      Name of Reporting Person
        S.S. or I.R.S. identification no. of above person

        Timothy P. Horne
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group  (a) |X|
                                                          (b) |_|

--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
  Number of       5.       Sole Voting Power
                           7,625,876
   Shares
                  --------------------------------------------------------------
Beneficially      6.       Shared Voting Power
                           None
  Owned by
                  --------------------------------------------------------------
    Each          7.       Sole Dispositive Power
                           2,093,756
  Reporting
                  --------------------------------------------------------------
   Person         8.       Shared Dispositive Power
                           4,446,280
    With
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

               7,625,876
--------------------------------------------------------------------------------
10.     Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares                                            |_|

--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row 9

        23.9%
--------------------------------------------------------------------------------
12.     Type of Reporting Person

        IN
--------------------------------------------------------------------------------

CUSIP No. 942749 10 2                  13G                          Page 3 of 24
          -----------


--------------------------------------------------------------------------------
1.      Name of Reporting Person
        S.S. or I.R.S. identification no. of above person

        George B. Horne
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group         (a) |X|
                                                                 (b) |_|

--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
  Number of       5.       Sole Voting Power
                           None
   Shares
                  --------------------------------------------------------------
Beneficially      6.       Shared Voting Power
                           None
  Owned by
                  --------------------------------------------------------------
    Each          7.       Sole Dispositive Power
                           None
  Reporting
                  --------------------------------------------------------------
   Person         8.       Shared Dispositive Power
                           1,974,600
    With
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,974,600
--------------------------------------------------------------------------------
10.     Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares                                            |_|

--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row 9

        7.4%
--------------------------------------------------------------------------------
12.     Type of Reporting Person

        IN
--------------------------------------------------------------------------------

CUSIP No. 942749 10 2                  13G                          Page 4 of 24
          -----------


--------------------------------------------------------------------------------
1.      Name of Reporting Person
        S.S. or I.R.S. identification no. of above person

        Daniel W. Horne
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group         (a) |X|
                                                                 (b) |_|

--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
  Number of       5.       Sole Voting Power
                           2,275
   Shares
                  --------------------------------------------------------------
Beneficially      6.       Shared Voting Power
                           None
  Owned by
                  --------------------------------------------------------------
    Each          7.       Sole Dispositive Power
                           2,275
  Reporting
                  --------------------------------------------------------------
   Person         8.       Shared Dispositive Power
                           1,235,840
    With
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,238,115
--------------------------------------------------------------------------------
10.     Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares                                            |_|

--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row 9

        4.8%
--------------------------------------------------------------------------------
12.     Type of Reporting Person

        IN
--------------------------------------------------------------------------------

CUSIP No. 942749 10 2                  13G                          Page 5 of 24
          -----------


--------------------------------------------------------------------------------
1.      Name of Reporting Person
        S.S. or I.R.S. identification no. of above person

        Deborah Horne
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group         (a) |X|
                                                                 (b) |_|

--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
  Number of       5.       Sole Voting Power
                           2,275
   Shares
                  --------------------------------------------------------------
Beneficially      6.       Shared Voting Power
                           None
  Owned by
                  --------------------------------------------------------------
    Each          7.       Sole Dispositive Power
                           2,275
  Reporting
                  --------------------------------------------------------------
   Person         8.       Shared Dispositive Power
                           1,235,840
    With
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,238,115
--------------------------------------------------------------------------------
10.     Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares                                            |_|

--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row 9

        4.8%
--------------------------------------------------------------------------------
12.     Type of Reporting Person

        IN
--------------------------------------------------------------------------------

CUSIP No. 942749 10 2                  13G                          Page 6 of 24
          -----------


--------------------------------------------------------------------------------
1.      Name of Reporting Person
        S.S. or I.R.S. identification no. of above person

        Peter W. Horne
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group         (a) |X|
                                                                 (b) |_|

--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
  Number of       5.       Sole Voting Power
                           71,875
   Shares
                  --------------------------------------------------------------
Beneficially      6.       Shared Voting Power
                           None
  Owned by
                  --------------------------------------------------------------
    Each          7.       Sole Dispositive Power
                           71,875
  Reporting
                  --------------------------------------------------------------
   Person         8.       Shared Dispositive Power
                           1,085,840
    With
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,157,715
--------------------------------------------------------------------------------
10.     Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares                                            |_|

--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row 9

        4.5%
--------------------------------------------------------------------------------
12.     Type of Reporting Person

        IN
--------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13G
                            -------------------------

Item 1(a).  Name of Issuer.*
            --------------

                  Watts Water Technologies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            -----------------------------------------------

                  815 Chestnut Street
                  North Andover, MA  01845

Item 2(a).  Names of Persons Filing.
            -----------------------

                  Timothy P. Horne
                  George B. Horne
                  Daniel W. Horne
                  Deborah Horne
                  Peter W. Horne

Item 2(b).  Address of Principal Business Office or, if none, Residence.
            ------------------------------------------------------------

                  Watts Water Technologies, Inc.
                  815 Chestnut Street
                  North Andover, MA  01845

Item 2(c).  Citizenship.
            -----------

                  United States

Item 2(d).  Title of Class of Securities.
            ----------------------------

                  Class A Common Stock, par value $.10 per share

----------
* Unless otherwise indicated, information contained in an Item pertains to all members of the group making this filing.

Item 2(e). CUSIP Number.
           ------------

                  942749 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)   ___     Broker or Dealer registered under Section 15 of the Act.

      (b)   ___     Bank as defined in Section 3(a)(6) of the Act.

      (c)   ___     Insurance Company as defined in Section 3(a)(19) of the Act.

      (d)   ___     Investment Company registered under Section 8 of the
                    Investment Company Act.

      (e)   ___     Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940.

      (f)   ___     Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund.

      (g)   ___     Parent Holding Company, in accordance with Rule
                    13d-1(b)(ii)(G).

      (h)   ___     Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

      Not Applicable.

Item 4. Ownership.
        ---------

      Timothy P. Horne
      ----------------

      (a)   Amount Beneficially Owned:

            Timothy P. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 7,575,876 shares of Class A Common Stock of the Issuer. As noted below, a substantial portion of Mr. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

            Includes (i) 1,701,220 shares of Class B Common Stock and 336,642 shares of Class A Common Stock, held by Mr. Horne, (ii) 1,210,840 shares of Class B Common Stock and 25,000 shares of Class A Common Stock held by a revocable trust for the benefit of Daniel W. Horne, Mr. Horne's brother, for which Mr. Horne serves as sole trustee,
            (iii) 1,210,840 shares of Class B Common Stock and 25,000 shares of Class A Common Stock held by a revocable trust for the benefit of Deborah Horne, Mr. Horne's sister, for which Mr. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (iv) 1,085,840 shares of Class B Common Stock held by a revocable trust for the benefit of Peter W. Horne, Mr. Horne's brother, for which Peter W. Horne serves as sole trustee, (v) 1,974,600 shares of Class B Common Stock held for the benefit of George B. Horne, Mr. Horne's father, under a revocable trust for which Mr. Horne and George B. Horne serve as co-trustees, (vi) 22,600 and 30,200 shares of Class B Common Stock held for the benefit of Tiffany Rae Horne (Mr. Horne's daughter) and Tara V. Horne (Mr. Horne's daughter), respectively, under irrevocable trusts for which Mr. Horne serves as trustee, and (vii) 3,094 shares of Class A Common Stock issuable upon the exercise of stock options within 60 days of December 31, 2003. All of the shares of Class B Common Stock noted in clause (i), 1,185,840 of the shares of Class B Common Stock noted in clause (ii), 1,185,840 of the shares of Class B Common Stock noted in clause (iii), all of the shares of Class B Common Stock noted in clause (iv), all of the shares of Class B Common Stock noted in clause (v), and all of the shares of Class B Common Stock noted in clause (vi) (7,186,140 shares of Class B Common Stock in the aggregate) are subject to The Amended and Restated George B. Horne Voting Trust Agreement - 1997 ("1997 Voting Trust") for which Mr. Horne serves as trustee. (See Exhibit 4 for a description of the 1997 Voting Trust). All shares beneficially owned or which may be deemed to be beneficially owned by Mr. Horne are Class B Common Stock except for the 336,642 shares of Class A Common Stock noted in clause (i) and all of the shares noted in clause
            (vii).

      (b)   Percent of Class:

            (See Exhibit 1)

      (c)   Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote
                                          7,625,876
                                          ---------

            (ii) shared power to vote or to direct the vote
                                          None
                                          ----

            (iii) sole power to dispose or to direct the disposition of
                                          2,093,756
                                          ---------

            (iv) shared power to dispose or to direct the disposition of
                                          4,446,280
                                          ---------

Item 4. Ownership.
        ---------

      George B. Horne
      ---------------

      (a)   Amount Beneficially Owned:

            George B. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 1,974,600 shares of Class A Common Stock of the Issuer. As noted below, all of Mr. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

            Mr. Horne's beneficial ownership consists of 1,974,600 shares of Class B Common Stock held in a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees. All of such shares of Class B Common Stock are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

      (b)   Percent of Class:

            (See Exhibit 1)

      (c)   Number of shares to which such person has:

                  (i) sole power to vote or to direct the vote
                                          None
                                          ----

                  (ii) shared power to vote or to direct the vote
                                          None
                                          ----

                  (iii) sole power to dispose or to direct the disposition of

                                          None
                                          ----

                  (iv) shared power to dispose or to direct the disposition of
                                          1,974,600
                                          ---------

Item 4. Ownership.
        ---------

      Daniel W. Horne
      ---------------

      (a)   Amount Beneficially Owned:

            Daniel W. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 1,238,115 shares of Class A Common Stock of the Issuer. As noted below, substantially all of Mr. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

            Mr. Horne's beneficial ownership consists of (i) 1,210,840 shares of Class B Common Stock and 25,000 shares of Class A Common Stock held in a revocable trust for which Timothy P. Horne serves as the sole trustee and (ii) 2,275 shares of Class A Common Stock held by Mr. Horne. 1,185,840 shares of Class B Common Stock described in clause
            (i) above are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

      (b)   Percent of Class:

            (See Exhibit 1)

      (c)   Number of shares to which such person has:

            (i) sole power to vote or to direct the vote
                                          2,275
                                          -----

            (ii) shared power to vote or to direct the vote
                                          None
                                          ----

            (iii) sole power to dispose or to direct the disposition of
                                          2,275
                                          -----

            (iv) shared power to dispose or to direct the disposition of
                                          1,235,840
                                          ---------

Item 4.  Ownership.
         ---------

        Deborah Horne
        -------------

      (a)   Amount Beneficially Owned:

            Deborah Horne (for purposes of this particular Item 4, "Ms. Horne") is deemed the beneficial owner of 1,238,115 shares of Class A Common Stock of the Issuer. As noted below, substantially all of Ms. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

            Ms. Horne's beneficial ownership consists of (i) 1,280,840 shares of Class B Common Stock and 25,000 shares of Class A Common Stock held in a revocable trust for which Timothy P. Horne serves as the sole trustee, and (ii) 2,275 shares of Class A Common Stock held by Ms. Horne. 1,185,840 shares of Class B Common Stock described in clause
            (i) above are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

      (b)   Percent of Class:

            (See Exhibit 1)

      (c)   Number of shares to which such person has:

            (i) sole power to vote or to direct the vote
                                            2,275
                                            -----

            (ii) shared power to vote or to direct the vote
                                            None
                                            ----

            (iii) sole power to dispose or to direct the disposition of
                                            2,275
                                            -----

            (iv) shared power to dispose or to direct the disposition of
                                            1,235,840
                                            ---------

Item 4. Ownership.
        ---------

      Peter W. Horne
      --------------

      (a)   Amount Beneficially Owned:

            Peter W. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 1,157,715 shares of Class A Common Stock of the Issuer. As noted below, substantially all of Mr. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis

            Mr. Horne's beneficial ownership consists of (i) 1,135,840 shares of Class B Common Stock held in a revocable trust for which Mr. Horne serves as the sole trustee and (ii) 21,875 shares of Class A Common Stock held by Mr. Horne. 1,085,840 of the shares of Class B Common Stock described in clause (i) above are subject to the 1997 Voting Trust for which Timothy P. Horne serves as trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

      (b)   Percent of Class:

            (See Exhibit 1)

      (c)   Number of shares to which such person has:

            (i) sole power to vote or to direct the vote
                                            71,875
                                            ------

            (ii) shared power to vote or to direct the vote
                                            None
                                            ----

            (iii) sole power to dispose or to direct the disposition of
                                            71,875
                                            ------

            (iv) shared power to dispose or to direct the disposition of
                                            1,085,840
                                            ---------

Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

      Daniel W. Horne
      ---------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

      Deborah Horne
      -------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

      Peter W. Horne
      --------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

      Timothy P. Horne
      ----------------

            George B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,974,600 shares of Class B Common Stock held for the benefit of George B. Horne under a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees.

            Daniel W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,210,840 shares of Class B Common Stock and 25,000 shares of Class A Common Stock held for the benefit of Daniel W. Horne under a revocable trust for which Timothy P. Horne serves as sole trustee.

            Deborah Horne has (subject to obtaining the consent of the trustee as described below) the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,210,840 shares of Class B Common Stock and 25,000 shares of Class A Common Stock held for the benefit of Deborah Horne under a trust for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee.

            Peter W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,085,840 shares of Class B Common Stock held for the benefit of Peter W. Horne under a revocable trust for which Peter W. Horne serves as sole trustee.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
        ----------------------------------------------------------------

      George B. Horne
      ---------------

            Timothy P. Horne shares the power, as co-trustee with George B. Horne of a revocable trust for the benefit of George B. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,974,600 shares of Class B Common Stock held in such trust.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
        ----------------------------------------------------------------

      Daniel W. Horne
      ---------------

            Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Daniel W. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,210,840 shares of Class B Common Stock and 25,000 shares of Class A Common Stock held in such trust.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
        ----------------------------------------------------------------

      Deborah Horne
      -------------

            Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Deborah Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,210,840 shares of Class B Common Stock and 25,000 shares of Class A Common Stock held in such trust. The trustee's consent is required to revoke such trust.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
        ----------------------------------------------------------------

      Peter W. Horne
      --------------

            Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the
        ----------------------------------------------------------------------
        Security Being Reported on by the Parent Holding Company.
        ---------------------------------------------------------

            Not Applicable

Item 8. Identification and Classification of members of the Group.
        ----------------------------------------------------------

            A group has filed this Schedule 13G pursuant to Rule 13d-1(c). See
            Exhibit 3 for the identity of each member of the group.

Item 9. Notice of Dissolution of Group.
        ------------------------------

            Not Applicable

Item 10. Certification.
         -------------

            Not Applicable

                                   SIGNATURES
                                   ----------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004


        /s/ TIMOTHY P. HORNE
        ----------------------
        TIMOTHY P. HORNE


        /s/ Kenneth J. McAvoy*
        ----------------------
        GEORGE B. HORNE


        /s/ Kenneth J. McAvoy*
        ----------------------
        DANIEL W. HORNE


        /s/ Kenneth J. McAvoy*
        ----------------------
        DEBORAH HORNE


        /s/ Kenneth J. McAvoy*
        ----------------------
        PETER W. HORNE

* By Kenneth J. McAvoy, Attorney in Fact pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 12, 1992, which Powers of Attorney are hereby incorporated herein by reference.

                                INDEX OF EXHIBITS
                                -----------------

1.    Voting Percentages

2.    Amended and Restated Stock Restriction Agreement

3.    Identity of Group Members

4.    The Amended and Restated George B. Horne Voting Trust Agreement - 1997

                                    EXHIBIT 1

      The following table indicates total percentage of voting power of outstanding shares of the Issuer possessed by any group member who has sole or shared voting power of any shares and by the group as a whole. Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to ten votes on all such matters, equity percentage is not equivalent to voting percentage.

                      Stockholder                   Voting Percentage
                      -----------                   -----------------

                      Timothy P. Horne                     73.3%
                      Daniel W. Horne                       0.0%
                      Deborah Horne                         0.0%
                      Peter W. Horne                        0.5%
                      ------------------------------------------

                      Group                                73.8%

      The following table indicates the percentage of the outstanding shares of Class A Common Stock beneficially owned by each group member and by the entire group as a whole. The percentages were determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                      Stockholder                  Equity Percentage
                      -----------                  -----------------

                      Timothy P. Horne                     23.9%
                      George B. Horne                       7.4%
                      Daniel W. Horne                       4.8%
                      Deborah Horne                         4.8%
                      Peter W. Horne                        4.5%
                      ------------------------------------------

                      Group                                31.3%

                                    EXHIBIT 2

      All Class B Common Stock shares beneficially owned by members of the group are held individually by or in trust for the benefit of Timothy P. Horne, George
B. Horne, Daniel W. Horne, Deborah Horne and Peter W. Horne, and any voting trust certificates representing such shares, are subject to an Amended and Restated Stock Restriction Agreement (the "Agreement"). Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement (other than George
B. Horne) have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

      The purchase price per share is the 15-day average trading price of the Issuer's Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

      This summary is qualified in its entirety by reference to the text of the Agreement which is incorporated herein by reference to Exhibit 2 to the Issuer's Current Report on Form 8-K dated October 31, 1991, and to the text of Amendment No. 1 to the Agreement which is incorporated herein by reference to Exhibit
10.21 to the Issuer's Annual Report on Form 10-K dated September 16, 1997.

                                    EXHIBIT 3

Item 8 Continued.

      The members of the group are:

      Timothy P. Horne
      George B. Horne
      Daniel W. Horne
      Deborah Horne
      Peter W. Horne

                                    EXHIBIT 4

      The 1,701,220 shares of Class B Common Stock held by Timothy P. Horne, individually, 1,185,840 shares of Class B Common Stock held by a trust for the benefit of Daniel W. Horne, 1,185,840 shares of Class B Common Stock held by a trust for the benefit of Deborah Horne, 1,974,600 shares of Class B Common Stock held by a trust for the benefit of George B. Horne, 1,085,840 shares of Class B Common Stock held by a trust for the benefit of Peter W. Horne, and 22,600 and 30,200 shares of Class B Common Stock held for the benefit of Tiffany Rae Horne (Mr. Horne's daughter) and Tara V. Horne (Mr. Horne's daughter), respectively, under irrevocable trusts for which Mr. Horne serves as trustee, (7,186,140 shares of Class B Common Stock in the aggregate) are subject to the terms of The George B. Horne Voting Trust Agreement-1997 (the "1997 Voting Trust"). Under the terms of the 1997 Voting Trust, the trustee (currently Timothy P. Horne) has sole power to vote all shares subject to the 1997 Voting Trust.

      Under the terms of the 1997 Voting Trust, in the event Timothy P. Horne ceases to serve as trustee of the 1997 Voting Trust, then David Dietz, whose professional corporation is a partner in the law firm of Goodwin Procter LLP, and Walter J. Flowers, a partner in the law firm of Flowers and Manning, LLP (each, a "Successor Trustee" and collectively, the "Successor Trustees"), shall thereupon become co-trustees of the 1997 Voting Trust if such individuals are willing and able to succeed. At any time, Timothy P. Horne, if then living and not subject to incapacity, may designate up to two additional persons, one to be designated as the primary designee (the "Primary Designee") and the other as the secondary designee ("Secondary Designee"), to serve in the stead of any Successor Trustee who shall be unable or unwilling to serve as a trustee of the 1997 Voting Trust. Such designations are revocable by Timothy P. Horne at any time prior to the time at which such designees become a trustee. If any of the Successor Trustees is unable or unwilling or shall otherwise fail to serve as a trustee of the 1997 Voting Trust, or after becoming a co-trustee shall cease to serve as such for any reason, then a third person shall become a co-trustee with the remaining two trustees, in accordance with the following line of succession: first, any individual designated as the Primary Designee, next, any individual designated as the Secondary Designee, and then, an individual appointed by the holders of a majority in interest of the voting trust certificates then outstanding. In the event that the Successor Trustees shall not concur on matters not specifically contemplated by the terms of the 1997 Voting Trust, the vote of a majority of the Successor Trustees shall be determinative. No trustee or Successor Trustee shall possess the Determination Power unless it is specifically conferred upon such trustee pursuant to the provisions of the 1997 Voting Trust.

      The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by stockholders (including the trustee of any trust stockholder, whether or not such trust is then in existence) who deposited shares of Class B Common Stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The 1997 Voting Trust may be amended by vote of the holders of a majority of the voting trust certificates then outstanding and by the number of trustees authorized to take action at the relevant time. Shares may not be

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removed from the 1997 Voting Trust during its term without the consent of the trustees. The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by stockholders (including the trustee of any trust stockholder, whether or nor such trust is then in existence) who deposited shares of Class B Common Stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The 1997 Voting Trust may be amended by vote of the holders of a majority of the voting trust certificates then outstanding and by the number of trustees authorized to take action at the relevant time. Shares may not be removed from the 1997 Voting Trust during its term without the consent of the trustees.

      This summary is qualified in its entirety by reference to the 1997 Voting Trust which is incorporated herein by reference to Exhibit 9.2 of the Issuer's Annual Report on Form 10-K dated September 28, 1999 filed with the Securities and Exchange Commission.